Mail Stop 7010

							September 8, 2005


via U.S. mail and Facsimile

Brian M. Sondey
Chief Executive Officer
TAL International Group, Inc.
100 Manhattanville Road
Purchase, NY 10577-2135


Re:	TAL International Group, Inc.
	Form S-1/A filed August 26, 2005
	File No. 333-126317

Dear Mr. Sondey:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1/A filed August 26, 2005

General

1. We note your response to prior comment one. Include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. Please be advised that the staff will not review any further amendments without this information included in the prospectus. We may have further comments after reviewing this information.

2. We note your response to prior comment two. Please note that will need adequate time to review these exhibits, including the legal opinion and underwriting agreement before accelerating effectiveness.

Cover Page

3. Clarify on the cover how many shares you will sell and how many the selling shareholders will sell. Clarify on page 5 that shareholders are also offering stock and disclose how much they are offering. If the shareholders are only selling shares pursuant to the over-allotment option, please clarify this.

Prospectus Summary, page 1

4. We note the revisions made in response to prior comment six; however, it appears that the summary section still contains a lengthy description of the company`s business, industry, competitive strengths and strategy. Please revise to identify the most significant aspects of your business and consider providing a cross-reference to more detailed information in the prospectus.

5. We also note your discussion regarding the company`s market share
ranking prepared by Containerisation International in June 2004.
It
appears that the Containerisation International Leasing Market
2005
analysis is now available. Tell us whether the 2005 analysis provides the updated information regarding your market share ranking.
In addition, given that the 2005 analysis is available, to the extent that you wish to cite to Containerisation International, you should provide updated information. In this regard, we note that you provided us with a copy of the first quarter report of the Drewry Container Market Quarterly. It appears that the second quarter report is now available and you should update your information accordingly.

6. Please tell us whether the market share information was prepared for you for a fee. If so, please disclose this and also file
Containerisation International`s consent as an exhibit. Please refer to Item 601(b)(99) of Regulation S-K.

The Refinancing Transaction, page 6

7. Please revise this section, and elsewhere in the prospectus as necessary, to discuss the syndication thresholds you must satisfy. Use of Proceeds, page 6

8. Revise to state the amount of the net proceeds of the offering that you will use to repay outstanding amounts under your senior unsecured credit agreement and outstanding accrued dividends on the preferred stock. In this regard, we note that a portion of the net proceeds will be used, along with borrowings under the new asset securitization facility and the new senior secured credit facility, to repay the outstanding amounts.

Risk Factors, page 12
Container leasing demand is affected..., page 12

9. We note your revisions to this risk factor. Please revise to discuss the impact the build-up of container inventories and the decline in container utilization will have on your plans to purchase additional containers.

We will require a significant amount of cash..., page 20

10. It appears that you updated the risk factor "We will have a substantial amount of debt outstanding..." on page 20 to include information regarding your new credit facilities. However, it does not appear that you revised the risk factor on page 21 relating to the amount of cash required to service your outstanding indebtedness.
As previously requested in prior comment 15, please disclose the amount of your annual debt service under your current credit facilities. In this regard, we note that you have entered into a new asset securitization facility and amended the senior secured credit facility.

The Preferred Share Exchange, page 25

11. We note that the preferred shares will be converted into common shares and that the conversion price will be equal to the initial public offering price of the common shares. Please disclose whether the preferred shares will be converted into common shares on a one-for-one basis or some other ratio.

12. Revise to disclose how any accrued dividend will be paid when the preferred shares are converted into common shares. For example, disclose whether any accrued dividends will be paid in cash or with common shares. If the dividends are to be paid in cash, disclose the amount of dividends to be paid and the source of the funds used to pay the dividends. If the dividends are to be paid in common shares, disclose the calculation used to determine the amount of common shares to be paid for the accrued dividends.



Dilution, page 28

13. As previously requested, revise this section to include any shares which officers, directors, promoters and affiliated persons have acquired in the last five years or which they currently have the right to acquire. See Regulation S-K Item 506. As such, you should revise your calculations to include any shares issuable upon the exercise of outstanding stock options or issuable to officers under the 2004 Management Stock Plan and the shares issuable pursuant to the preferred share exchange.

Unaudited Pro Forma Financial Statements, page 29

14. We have read your reply to prior comment 22. Please provide a clearer explanation of adjustment 4 on page 31. In this connection, it is our understanding that the historical financial statements for the ten months ended December 31, 2004 reflects a loss on sale of leasing equipment under historical cost value of $3,325,000 and that based upon the upon the purchase allocation to older equipment which decreased the historical carrying amount of the equipment sold, a pro forma gain is reflected. However, it would appear that the value assigned to the older equipment sold, would not be less than the actual sales price and that a pro forma gain should not be reflected.
It would appear that purchase accounting value would be fair value, which would equal the sale price.

15. Please expand your description of adjustment 5 and 6 on page
31
to disclose interest rates and the amount of borrowing.

16. Include an explanation of adjustments that will be reflected in the column for "Adjustments for Offering and Related
Transactions".

Management`s Discussion and Analysis, page 39

17. Reference is made to the disclosure in the last paragraph on page
42. Please provide the dollar amounts represented by the percentages of 2%, 5% and 50%. Expand the discussion to provide information as of the most recent practical date. It is unclear how the situation described has evolved during the third quarter.

18. Tell us and, if material, disclose in the filing how the company`s business has been impacted by Hurricane Katrina.

Contractual Obligations, page 52

19. We note your revisions on page 53 regarding the new asset securitization facility, however, it appears that the information provided is not complete. For example, the final paragraph on page
53 appears unfinished, and the penultimate paragraph states that the terms of the Series 2005-1 Notes are "described below", but it does not appear that a description has been included. Please advise or revise.

Principal and Selling Stockholders, page 80

20. For each stockholder that is not a natural person and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. See Interpretation 4S. of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

Certain Relationships and Related Party Transactions, page 84

21. Please revise the descriptions of agreements to delete complex imbedded lists of information taken from legal documents. Please revise to describe the terms of the agreements in plain English and use bullet format disclosure.

22. Please revise your disclosures in this section as appropriate to discuss the impact the preferred share exchange will have on each agreement. If any of the agreements were amended to allow for the preferred share exchange, please file the amended agreements as an exhibit to the registration statement.

Description of Certain Indebtedness, page 87

23. Revise this section to include the interest rate on the asset securitization facility and the senior secured credit facility as of the most recent practicable date.

24. As previously requested in prior comment 27, please discuss the business purpose for creating the special purpose entity, the benefits to TAL of doing so, and any potential risks.

Board Committees, page 74

25. As previously requested, please identify the members of each committee once you have established and appointed board committees.

Underwriting, page 98

26. As previously requested in prior comment 40, describe the various factors considered in determining the public offering price of the common stock as required by Item 505 of Regulation S-K.

27. We note your response to prior comment 41. Please tell us whether UBS Investment Bank intends to engage in an electronic offer, sale or distribution of the shares. If UBS does intend to do so, describe the procedures to us supplementally or confirm that the procedures will be identical to the procedures reviewed by the Division`s Office of Chief Counsel without objection.

28. We note on page 93, you state that the lock-up is subject to certain exceptions described in the Underwriting section. If the only exception relates to the earnings releases, which you identify on page 93, please delete the reference to the exceptions discussed under Underwriting.

Financial Statements
Note 1 - Description of Business and Basis of Presentation, page
F-7

29. The sentence preceding the tabulation on page F-7 states that the purchase price allocation is preliminary. If the allocation has been completed, the wording should be revised. It is our understanding, based upon your response to prior comment 48, that the purchase price allocation is complete and is no longer preliminary.

Note 2 - Summary of Significant Accounting Policies
Leasing Equipment, page F-9

30. Reference is made to prior comment 50. Please include in the notes to the financial statements, an analysis of the composition of leasing equipment, by type of container, or in another appropriate manner. In addition, provide information of the amount of leasing equipment not under lease.

Note 5 - Redeemable Capital Stock, page F-17

31. The notes to the financial statements should disclose the preferred share exchange agreement as described on page 25. The agreement should also be disclosed in the table of capitalization on page 27 and the pro forma balance sheet on page 34. We note that upon closing of the proposed offering, the preferred stock will automatically convert to common stock at a conversion price equal to the initial public offering price. A portion of the offering proceeds will be used to pay accrued dividends on the preferred stock.

Stock Split

32. We note that the company intends to file a pre-effective amendment to reflect a stock split as mentioned in your reply to prior comment 45. We note that all per share amounts will be adjusted for the stock split.

Notes 4 - Capital and Stock Options, page F-31

33. We note your response to prior comment 53.  Please give the staff
your computation that resulted in the unearned compensation of
$3.9
million relating the options for 528.71 common shares granted on April 1, 2005 with an exercise price of $1. Tell us whether the estimated fair value of $3,704 per share contemplated the conversion of preferred stock to common at a conversion price equal to the IPO price.

Debt Obligations, Senior Secured Credit Facility
Note 11 - Subsequent Events, page F-33

34. Disclose the interest rate, repayment and other significant terms of the new asset securitization facility entered into effective
August 1, 2005.  We note the information on page 87.

 Exhibits

35. Include a currently dated consent from the independent registered public accountant in each amendment to the registration statement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Marie Trimeloni, Staff Accountant, at (202) 551-3734 or, in her absence, Nathan Cheney, Assistant Chief Accountant, at (202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Tamara Brightwell, Staff Attorney, at (202) 551-3751 or me at
(202) 551-3767 with any other questions.


	Sincerely,



	Jennifer Hardy
	Branch Chief


cc: 	Martin J. Collins
	Philip O. Brandes
	Mayer, Brown, Rowe & Maw LLP
	1675 Broadway
	New York, New York 10019
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Brian M. Sondey
TAL International Group, Inc.
September 8, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE